NEWS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	January 12, 2006
Phone: +47 67 52 64 00
Cellular: +47 90 95 47 43

Christopher Møllerløkken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548
PGS Production Secures Tanker for FPSO Conversion
     January 12, 2006, OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today that its wholly owned subsidiary PGS Production has entered into an agreement to purchase the shuttle tanker MT “Rita Knutsen” from Knutsen OAS Shipping for USD 35 million. PGS Production has developed plans for a conversion of the ship to a Floating Production, Storage and Offloading Unit (FPSO). The vessel is considered as a possible FPSO solution for several upcoming projects, and a conversion will be started when a firm contract for the ship is secured in the market. “Rita Knutsen” is a double hull vessel of 124.472 dwt, built by the Daewoo shipyard in Korea in 1986.
     Pending a suitable contract, the ship will be operated by Knutsen OAS Shipping on a bareboat agreement, which ensures PGS a satisfactory return of capital on the purchase price.
     PGS’ Chairman of the Board, Jens Ulltveit-Moe is a major shareholder of Knutsen OAS Shipping. In accordance with good governance the Chairman has not in any way been involved in the Board decision making relating to this transaction.
     President of PGS Production, Espen Klitzing stated the following:
     “This is an important move in our announced international expansion strategy. In today’s FPSO market it is crucial to have secured tanker capacity for conversion prior to bidding on potential projects. PGS Production has in the last months scanned the market for suitable tankers and has found “Rita Knutsen” as the best candidate. We are currently evaluating various opportunities and will be bidding on projects in the near future.”
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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a

Petroleum Geo-Services ASA	Phone:	+47 67 52 64 00	Petroleum Geo-Services Inc	Phone:	+1 281-509-8000
Strandveien 4	Fax:	+47 67 52 64 64	15150 Memorial Drive	Fax:	+1 281-509-8500
P.O. Box 89			Houston, TX 77079
N-1325 Lysaker, Norway			USA

worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.
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     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.
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